SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 1)(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kirby L. Cramer
                        c/o Life Sciences Research, Inc.
                                 P. O. Box 2360
                                  Mettlers Road
                            East Millstone, NJ 08875
                                 (732) 873-2550
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kirby L. Cramer

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]
     Not applicable.
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not Applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER           453,007

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER               0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER      453,007

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER          0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     453,007

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N/A                                   [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                       13D
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")
     Issuer: Life Sciences Research, Inc. (the "Issuer"), P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Names:    Kirby L. Cramer

     (b)  Business Address:   Kirby L. Cramer
                              c/o Life Sciences Research, Inc.
                              P.O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

     (c)  Principal Occupation or Employment:

          Private Investor; director of the Issuer and other public companies.

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   United States citizen.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     N/A

________________________________________________________________________________
Item 4.  Purpose of Transaction.

  (a)-(j) This filing is being made to report the sale by Mr. Cramer of (i) 100,000 shares of the Issuer's Common Stock in a private sale on
          October 4, 2002 at a sale price of $2.00 per share and (ii) 350,000 shares of the Issuer's Common Stock in a private sale on November 5, 2002 at a sale price of $1.50 per share.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Person:

                                      Number of Shares
                                      ----------------

          Aggregate number of shares: 453,007
          Percentage:                     3.8%   (based on 11,932,338
                                                   outstanding shares)


     (b)  Sole Voting Power:            453,007
          Shared Voting Power:                0
          Sole Dispositive Power:       453,007
          Shares Dispositive Power:           0


     (c) (i) 100,000 shares of Common Stock of the Issuer were sold in a private sale transaction on October 4, 2002 at a sale price of $2.00 per share.

          (ii) 350,000 shares of Common Stock of the Issuer were sold in a private sale transaction on November 5, 2002 at a sale price of $1.50 per share.

     (d)  Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on November 5, 2002.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     N/A

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 6, 2002
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Kirby Cramer
                                        ----------------------------------------
                                              (Signature)

                                              Kirby Cramer
                                        ----------------------------------------
                                              (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



EDGARLink 7.0 (8/00) Ver. 3.1